Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan of our reports (a) dated February 27, 2013, with respect to the consolidated financial statements and schedule of OGE Energy Corp. and the effectiveness of internal control over financial reporting of OGE Energy Corp. included in its Annual Report (Form 10-K), and (b) dated June 20, 2013, with respect to the financial statements and schedule of the OGE Energy Corp. Employees' Stock Ownership and Retirement Savings Plan included in the Plan's Annual Report (Form 11-K), both for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Ernst & Young LLP

Oklahoma City, Oklahoma
August 6, 2013